January 8, 2014

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund V, L.P., Series 4 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

As you may be aware, the Partnership owned a limited partnership interest in Crescent City Apartments, a California limited partnership (“Crescent City”).  The Crescent City limited partnership interest was sold by the Partnership in October 2013.  In an appraisal conducted in November 2012, the appraised value of the apartment complex, conducted with any applicable restrictions taken into consideration, was determined to be $320,000. The loan balance as of December 31, 2012 was approximately $1,960,000. Accordingly, the transfer was made for consideration intended (at a minimum) to be sufficient to pay for the Partnership’s closing costs. The apartment complex stayed with the local limited partnership owning it subject to its mortgage indebtedness.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 122% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in five other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interest described herein will result in gross taxable income to Limited Partners which will be reflected in your 2013 K1, expected to be delivered to you approximately February or March 2014. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of the sales once the 2013 K1 is received.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ DENIM MERCADO

Denim Mercado
Investor Services Manager
cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com